QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends

        The following table presents West Coast Bancorp's ratio of earnings to fixed charges on a consolidated basis for the periods presented. For purposes of calculating the ratio of earnings to fixed charges and preferred dividends, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest on short and long term debt and interest on deposits, as well as an estimate of interest within net rental expense. West Coast Bancorp did not have any preferred stock outstanding as of the periods shown and consequently did not pay or accrue dividends on preferred stock for the periods shown. West Coast Bancorp did not have any amortized premiums or discounts related debt for the periods shown. The ratios are based solely on historical financial information, and no pro forma adjustments have been made.

WEST COAST BANCORP
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine months ended September 30, 2009		Year ended December 31,
(Dollars in thousands)			2008		2007	2006	2005	2004
Earnings:
Income (loss) before income taxes	$(64,165)		$(13,911)		$23,963	$44,570	$34,851	$31,705
Fixed charges	26,795		50,117		69,754	50,974	27,327	18,902

Total Earnings	$(37,370)		$36,206		$93,717	$95,544	$62,178	$50,607

Fixed charges:
Interest expense on borrowings	6,653		11,147		13,434	8,999	5,933	6,900
One-third net rental expense(2)	1,082		1,421		1,284	1,048	897	787

Total fixed charges excluding interest expense on deposits	7,735		12,568		14,718	10,047	6,830	7,687
Interest expense on deposits	19,060		37,549		55,036	40,927	20,497	11,215

Total fixed charges	$26,795		$50,117		$69,754	$50,974	$27,327	$18,902

Ratio of earnings to fixed charges
Including interest on deposits	N/A	(1)	0.72		1.34	1.87	2.28	2.68
Excluding interest on deposits	N/A	(1)	N/A	(1)	2.63	5.44	6.10	5.12

(1)
Earnings were insufficient to meet fixed charges by approximately $64.2 million for the nine months ended September 30, 2009 and $13.9 million for the year ended December 31, 2008

(2)
The proportion deemed representative of the interest factor.

QuickLinks

  EXHIBIT 12.1
Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends
WEST COAST BANCORP RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS